CARLSMED, INC.

1800 Aston Avenue, Suite 100

Carlsbad, CA 92008

July 18, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin, Katherine Bagley, Tayyaba Shafique, Terence O’Brien

Re:	Carlsmed, Inc.
Registration Statement on Form S-1
File No. 333-288339

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Carlsmed, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. (New York City time) on July 22, 2025 or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. In this regard, the Company is aware of its obligations under the Securities Act.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling John Hensley at (512) 617-0661 or H. Thomas Felix at (858) 314-7530. The Company hereby authorizes Mr. Hensley and Mr. Felix to orally modify or withdraw this request for acceleration.

Very truly yours,

Carlsmed, Inc.

By:	/s/ Michael Cordonnier
Name:	Michael Cordonnier
Title:	Chief Executive Officer and President